UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

OPTION CARE, INC.
(Name of Subject Company)
BISON ACQUISITION SUB INC.,
a wholly owned subsidiary of
WALGREEN CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
((Title of Class of Securities)

683948103
(CUSIP Number of Common Stock)

Dana Ione Green, Esq.
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015
Telephone: (847) 940-2500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Andrew R. Brownstein, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$766,950,333	$24,000

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding the sum of (1) the offer price of $19.50 per share multiplied by 34,590,613, shares of common stock, par value $0.01 per share (“Shares”), of Option Care, Inc. (“OCI”) outstanding as of July 13, 2007, (2) $19.50 minus the weighted average exercise price of outstanding options to acquire Shares of $9.14 multiplied by 3,277,401, the number of outstanding options as of July 13, 2007, (3) $19.50 multiplied by 134,654, the number of Shares issued on July 17, 2007 pursuant to OCI’s employee stock purchase plan, (4) $19.50 multiplied by 70,483, the number of additional Shares issuable in connection with OCI’s 2001 employee stock purchase plan, and (5) $54,479,334 in respect of Shares issuable upon conversion of OCI’s convertible senior notes due 2024.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Walgreen Co., an Illinois corporation (“Walgreens”), and Bison Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Walgreens (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Option Care, Inc., a Delaware corporation (“OCI”), for $19.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 9 and item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Agreement and Plan of Merger, dated as of July 2, 2007, by and among Walgreens, Offeror and OCI (the “Merger Agreement”), and the support agreements, dated as of July 2, 2007, by and among Walgreens, Offeror and certain OCI stockholders, together owning approximately 22% of the outstanding Shares, pursuant to which such Shares will be tendered into the Offer (the “Support Agreements”), copies of which are attached as Exhibits (d)(1), (d)(2) and (d)(3) to this Schedule TO, are incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The subject company is Option Care, Inc.. Its principal executive office is located at 485 Half Day Road, Suite 300, Buffalo Grove, IL 60089 and its telephone number is (847) 465-2100.

(b) According to the Company, as of July 13, 2007, and after giving effect to 134,654 Shares issued on July 17, 2007 in connection with OCI’s 2001 Employee Stock Purchase Plan, there were 34,725,267 Shares issued and outstanding and 3,277,401 Shares subject to outstanding stock options.

(c) The Shares are traded on The NASDAQ Select Global Market under the symbol “OPTN.” The information set forth in Section 6 — “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) The information set forth in Section 9 — “Information Concerning Walgreens and Offeror” of the Offer to Purchase and Annex I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Option Care” and “Purpose of the Offer; The Merger Agreement; Support Agreements;

Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Walgreens and Offeror,” “Background of the Offer; Past Contacts or Negotiations with OCI” and “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Option Care,” “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Walgreens and Offeror,” “Background of the Offer; Past Contacts or Negotiations with Option Care,” “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Walgreens and Offeror” and “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; The Merger Agreement; Support Agreements; Management Arrangements; Appraisal Rights; ‘Going-Private’ Transactions; Plans for OCI,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated July 17, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Participants in the Option Care, Inc. 2001 Employee Stock Purchase Plan.
(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release issued by Walgreen Co. and Option Care, Inc., dated July 2, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on July 2, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on July 3, 2007).
(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on July 17, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and Option Care, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(d)(2)	Support Agreement, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and certain shareholders of Option Care, Inc. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(d)(3)	Support Agreement, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and certain shareholders of Option Care, Inc. (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

WALGREEN CO.

By:	/s/ William M. Rudolphsen
Name: William M. Rudolphsen
Title: Senior Vice President

BISON ACQUISITION SUB INC.

By:	/s/ William M. Rudolphsen
Name: William M. Rudolphsen
Title: Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 17, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter to Participants in the Option Care, Inc. 2001 Employee Stock Purchase Plan.
(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release issued by Walgreen Co. and Option Care, Inc., dated July 2, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(a)(5)(B)	Transcript of Conference Call held by Walgreen Co. on July 2, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Walgreen Co. on July 3, 2007).
(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on July 17, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and Option Care, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(d)(2)	Support Agreement, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and certain shareholders of Option Care, Inc. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).
(d)(3)	Support Agreement, dated as of July 2, 2007, by and among Walgreen Co., Bison Acquisition Sub Inc. and certain shareholders of Option Care, Inc. (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Walgreen Co. on July 3, 2007).